ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 21, 2009

SUPPL

RECEIVED
2009 AUG 27 P 12:45
[illegible] CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

09046845

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
21 August 2009 (ASX: Audited Financial Report for Half-year ended 30-June 2009)

dlw 8/28

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

FIRST AUSTRALIAN RESOURCES LIMITED
(ABN 41 009 117 293)

FINANCIAL REPORT FOR THE HALF-YEAR ENDED 30 JUNE 2009

FIRST AUSTRALIAN RESOURCES LIMITED
FINANCIAL REPORT FOR THE HALF-YEAR ENDED 30 JUNE 2009

Contents

FIRST AUSTRALIAN RESOURCES LIMITED
Directors' Report

The directors of First Australian Resources Limited submit herewith the Financial Report of First Australian Resources Limited and its subsidiaries ("the Consolidated Entity") for the half-year ended 30 June 2009. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The directors of the Company in office during or since the end of the period are:

Mr M J Evans
Mr A E Brindal
Mr C L Cavness

All directors held office during and since the end of the period unless otherwise stated.

REVIEW OF OPERATIONS

The profit of the Consolidated Entity for the half-year after income tax was $4,591,046 (half-year ended 30 June 2008: loss of $3,547,015).

During the half-year the principal activities of the Consolidated Entity continued to be the exploration for and production of oil and gas and the acquisition and sale of oil and gas exploration and production interests.

A summary of the Consolidated Entity's operations during the period is provided below. A more detailed review of exploration activity is included in quarterly activity reports lodged with the Australian Stock Exchange.

Corporate
The Consolidated Entity has emerged from the economic turbulence of the past year in excellent financial health. Strong fiscal management, together with funds raised by combining fresh equity with the successful marketing of prospects, places FAR in an enviable position among junior oil exploration companies. At 30 June 2009, the Consolidated Entity had a cash balance in excess of $8 million and short term receivables of $8.5 million.

Key achievements during the period included:

- The sale of FAR's 5% interest in the Beibu Gulf Block 22-12 Joint Venture, offshore China for US$8 million.
- Executing an Agreement with SHELL, whereby SHELL conducted an exploration programme in FAR's Senegal blocks to determine whether or not to exercise an option to acquire a 70 percent interest in the Licence Area. A decision from SHELL is due prior to the end of August. Under the terms of the Agreement, FAR is due to receive approximately US$3.5 million from SHELL, regardless of whether or not the option is exercised.
- Raising $4.25 million before costs through the issue of new equity and $3 million before costs through the issue of new convertible notes.
- Minimising discretionary expenditure and controlling costs in order to preserve capital.

Importantly, these have been achieved against the backdrop of a global financial meltdown and accompanying collapse in world energy prices. FAR has not only minimised exposure to expenditures going forward but also ensured significant leverage is retained offshore Senegal and in relation to potential future opportunities that may now become available.

North America

Sales Revenue

Revenues of $695,564 from oil and gas sales represented a decrease of 52% compared to the previous corresponding six monthly period revenues of $1,437,686.

The reduction in revenue is the result of a marked decline in oil and gas prices. Gas prices averaged US$4.27 per thousand cubic feet compared to US$10.35 during the corresponding six month comparative period. Oil prices averaged US$47.47 per barrel compared to US$107.71 in the corresponding period.

The Consolidated Entity's direct share of gas sales of 64,420 thousand cubic feet was consistent with the corresponding reporting period sales of 64,163 thousand cubic feet. Oil sales decreased from 6,140 barrels in the corresponding six month period to 4,493 barrels in the current period. No new production came on line during the period following FAR's decision to limit exploration expenditures while product prices remain depressed.

The impact of the decreases above was offset in part by a strengthening of the US dollar compared to the comparative period.

North American natural gas prices remain subdued. FAR is continuing a conservative strategy of limiting expenditures to the maintenance of current production whilst seeking potential partners to carry FAR on expenditures in exploration programs. This is consistent with earlier policies designed to leverage off 3D seismic programs undertaken in earlier periods.

FAR expects the sector to recover once economic certainty returns to the USA and continues to view North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the Gulf Coast is a prolific hydrocarbon province, the normally strong energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana.

Senegal

During the period, FAR executed an Agreement with Shell Exploration Company B.V. (SHELL) to conduct an exploration programme in respect of the Sangomar Offshore, Rufisque Offshore and Sangomar Deep Offshore Blocks in Senegal, West Africa in which FAR has a 90 percent interest.

The objective of the programme is to enable SHELL to determine whether or not to exercise an option ("the Option") to acquire a 70 percent interest in the Licence Area and enter the second renewal period that includes a well commitment. The first renewal period expires on 22 November 2009.

Under the Agreement, SHELL has funded a CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area where a number of drilling prospects have already been identified by FAR and its partner Petrosen. The CSEM data acquisition was conducted using the MV Boa Thalassa, the world's first purpose built EM survey vessel, launched in December 2008 and chartered by EMGS under a long-term contract.

The Data Acquisition phase was completed on 28 May 2009. SHELL has advised the data appears to be of good quality and anticipates having conclusive results available toward the end of August following which FAR and Petrosen will be provided with a comprehensive report. Under the terms of the Agreement, SHELL has 90 days from the completion of the Data Acquisition phase to decide whether to exercise the Option.

In the event that SHELL elects to enter the second renewal period of 2 years duration and subsequently elects to drill a well, FAR will benefit from a well carry up to costs of US$65 million and retain a 20 percent interest. If the well costs exceed such $65 million limit, FAR will have the option of contributing its Percentages of Participation share of any overrun costs of the well or diluting in accordance with an agreed dilution formula.

SHELL will have until 365 days prior to the end of the second renewal period to commit to drilling the exploration well. If Shell exercises the Option but subsequently elects not to proceed to drill a well, FAR will retain its 90 percent interest, a licence to use the CSEM data, and will be free to negotiate with other potential farminees.

Under the Agreement, FAR is due to receive approximately $US3.5 million from SHELL, regardless of whether or not they elect to exercise the Option, and a further US$6 million in the event the drilling of a well leads to a commercial development.

FAR has agreed to relinquish operatorship in favour of SHELL in the event SHELL decides to exercise the Option.

The CSEM study should bring FAR closer to unlocking the significant hydrocarbon potential that exists in the several intriguing deep water plays.

China, Beibu Gulf

The Consolidated Entity successfully completed the sale of its 5% interest in the Beibu Gulf Block 22-12 Joint Venture during the period.

The sale involved the disposal of the Company's wholly owned subsidiary Oil Australia Pty Ltd, being the entity that holds the Beibu Gulf interests. The sale represents another milestone for FAR, rationalises its portfolio, and enables the company to focus on other opportunities that generate greater leverage.

The sale price of US$8 million is payable in three tranches, contingent on the following conditions:

1. US$2 million was received during April 2009.
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

Given the staged nature of the sale agreement, FAR will continue closely monitoring the future plans for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields. The operator of the Joint Venture has recently reported the ODP submission is likely late September 2009.

Australia

No significant exploration activity was undertaken in Australia in the current period.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 306 (2) of the Corporations Act 2001, the directors' report includes the auditor's independence declaration on page 6 of the half year financial report.

Signed in accordance with a resolution of the directors made pursuant to Section 306(3) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director
Perth, 21 August 2009.

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA Australia

Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
First Australian Resources Limited
Suite B1, Tempo Offices
431 Roberts Road
SUBIACO WA 6008

21 August 2009

Dear Board Members,

First Australian Resources Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of First Australian Resources Limited.

As lead partner for the review of the financial statements of First Australian Resources Limited for the half year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountant

Member of
Deloitte Touche Tohmatsu

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA Australia

Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent Auditor's Review Report to the members of First Australian Resources Limited

We have reviewed the accompanying half-year financial report of First Australian Resources Limited, which comprises the statement of financial position as at 30 June 2009, and the statement of comprehensive income, cash flow statement, statement of changes in equity for the half-year ended on that date, selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year as set out on pages 9 to 18.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of First Australian Resources Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of First Australian Resources Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants
Perth, 21 August 2009

FIRST AUSTRALIAN RESOURCES LIMITED
Directors' Declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Consolidated Entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors



Mr M J Evans
Director
Perth, 21 August 2009

FIRST AUSTRALIAN RESOURCES LIMITED
Condensed Consolidated Statement of Comprehensive Income
For the half-year ended 30 June 2009

	Note	Half-year ended 30 June 2009 $	Half-year ended 30 June 2008 $
Revenue	3	788 682	1 624 986
Other income	4	7 947 729	-
Direct operating costs		(329 513)	(434 421)
Depreciation and amortisation expense		(385 550)	(300 140)
Exploration expense		(28 022)	(2 789 917)
Abandonment expense		(13 147)	-
Finance costs		(283 292)	(458 180)
Employee benefits expense		(1 498 786)	(443 900)
Consulting expense		(608 201)	(411 572)
Foreign exchange loss		(713 792)	(3 245)
Other expenses		(285 062)	(330 626)
Profit/(Loss) before income tax		**4 591 046**	**(3 547 015)**
Income tax expense		-	-
Profit/(Loss) for the period attributable to members of First Australian Resources Limited		**4 591 046**	**(3 547 015)**
Other comprehensive income/(expense)			
Exchange differences arising on translation of foreign operations		(1 135 708)	(929 258)
Total comprehensive income/(expense) for the period attributable to members of First Australian Resources Limited		**3 455 338**	**(4 476 273)**
		Cents	**Cents**
Earnings per share:			
Basic earnings/(loss) per share		0.76	(0.73)
Diluted earnings/(loss) per share		0.72	(0.73)

Notes to the condensed consolidated financial statements are included on pages 14 to 18.

FIRST AUSTRALIAN RESOURCES LIMITED
Condensed Consolidated Statement of Financial Position
As at 30 June 2009

	Note	30 June 2009 $	31 December 2008 $
ASSETS			
Current assets			
Cash and cash equivalents		8 358 991	6 761 829
Trade and other receivables	5	8 454 110	425 501
Other financial assets		2 182	29 174
Other		27 588	71 001
Total current assets		**16 842 871**	**7 287 505**
Non-current assets			
Other financial assets		21 473	21 473
Property, plant and equipment		314 072	426 418
Oil and gas properties		19 786 051	24 477 652
Total non-current assets		**20 121 596**	**24 925 543**
Total assets		**36 964 467**	**32 213 048**
LIABILITIES			
Current liabilities			
Trade and other payables		488 333	1 422 318
Borrowings	6	2 604 720	5 931 282
Provisions		874 726	167 031
Total current liabilities		**3 967 779**	**7 520 631**
Non-current liabilities			
Provisions		12 295	14 400
Total non-current liabilities		**12 295**	**14 400**
Total liabilities		**3 980 074**	**7 535 031**
Net assets		**32 984 393**	**24 678 017**
EQUITY			
Issued capital		71 242 367	67 261 038
Reserves		2 588 982	2 854 981
Accumulated losses		(40 846 956)	(45 438 002)
Total equity		**32 984 393**	**24 678 017**

Notes to the condensed consolidated financial statements are included on pages 14 to 18.

FIRST AUSTRALIAN RESOURCES LIMITED
Condensed Consolidated Statement of Changes in Equity
For the half-year ended 30 June 2009

	Share capital	Reserves				Accumulated Losses	Total Attributable to equity holders of the parent
		Option Reserve	Equity component on convertible notes	Foreign currency translation reserve	Total Reserves		
	$	$	$	$	$	$	$
Balance at 1 January 2008	62 546 989	1 035 205	496 330	(1 133 596)	397 939	(35 772 244)	27 172 684
Loss for the period	-	-	-	-	-	(3 547 015)	(3 547 015)
Exchange differences arising on translation of foreign operations	-	-	-	(929 258)	(929 258)	-	(929 258)
Total comprehensive income/ (expense) for the period	-	-	-	**(929 258)**	**(929 258)**	**(3 547 015)**	**(4 476 273)**
Issue of shares	-	-	-	-	-	-	-
Share issue costs	-	-	-	-	-	-	-
Share based payments	-	252 000	-	-	252 000	-	252 000
Balance at 30 June 2008	**62 546 989**	**1 287 205**	**496 330**	**(2 062 854)**	**(279 319)**	**(39 319 259)**	**22 948 411**
Balance at 1 January 2009	67 261 038	1 287 205	496 330	1 071 446	2 854 981	(45 438 002)	24 678 017
Profit for the period	-	-	-	-	-	4 591 046	4 591 046
Exchange differences arising on translation of foreign operations	-	-	-	(1 135 708)	(1 135 708)	-	(1 135 708)
Total comprehensive income/ (expense) for the period	-	-	-	**(1 135 708)**	**(1 135 708)**	**4 591 046**	**3 455 338**
Issue of shares	4 259 983	-	-	-	-	-	4 259 983
Share issue costs	(278 654)	-	-	-	-	-	(278 654)
Issue of convertible notes	-	-	178 709	-	178 709	-	178 709
Share based payments	-	691 000	-	-	691 000	-	691 000
Balance at 30 June 2009	**71 242 367**	**1 978 205**	**675 039**	**(64 262)**	**2 588 982**	**(40 846 956)**	**32 984 393**

Notes to the condensed consolidated financial statements are included on pages 14 to 18.

FIRST AUSTRALIAN RESOURCES LIMITED
Condensed Consolidated Cash Flow Statement
For the half-year ended 30 June 2009

	Half-year ended	
	30 June 2009	**30 June 2008**
	$	**$**
Cash flows from operating activities		
Receipts from customers	874 164	1 166 095
Payments to suppliers and employees	(1 443 214)	(1 426 170)
Interest and other costs of finance paid	(127 812)	(288 029)
Net cash used in operating activities	**(696 862)**	**(548 104)**
Cash flows from investing activities		
Interest received	103 823	195 354
Payments for oil and gas properties	(1 141 089)	(4 056 080)
Payments for property, plant and equipment	19	(154 420)
Proceeds from sale of oil and gas properties	2 872 389	3 112
Net cash from/(used in) investing activities	**1 835 142**	**(4 012 034)**
Cash flows from financing activities		
Proceeds from issues of equity securities	4 250 100	-
Payment for share issue costs	(343 590)	-
Proceeds from borrowings	2 987 115	-
Payment of debt issue expenses	(236 905)	-
Repayment of borrowings	(5 902 540)	(48 016)
Net cash (used in)/provided by financing activities	**754 180**	**(48 016)**
Net increase/(decrease) in cash and cash equivalents	**1 892 460**	**(4 608 154)**
Cash and cash equivalents at the beginning of the half-year	6 761 829	8 493 536
Effects of exchange rate changes on cash and cash equivalents held in foreign currency	(295 298)	(37 617)
Cash and cash equivalents at end of half-year	**8 358 991**	**3 847 765**

Notes to the condensed consolidated financial statements are included on pages 14 to 18.

FIRST AUSTRALIAN RESOURCES LIMITED
Notes to the Financial Statements
For the half-year ended 30 June 2009

1. Significant Accounting Policies

Statement of compliance
The half-year financial report is a general purpose financial report prepared in accordance with the *Corporations Act 2001* and Accounting Standard AASB 134 *Interim Financial Reporting*. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*. The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

Basis of preparation
The condensed consolidated financial statements have been prepared on the basis of historical cost except, where applicable, for the revaluation of certain non-current assets and financial instruments. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's 2008 annual financial report for the year ended 31 December 2008, unless otherwise described herein.

Adoption of new and revised Accounting Standards
In the current period, the Consolidated Entity has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for annual reporting periods beginning on or after 1 January 2009. The adoption of these new and revised Standards and Interpretations has not resulted in any changes to the Consolidated Entity's accounting policies or in the amounts reported in the current or prior financial years.

2. Segment Information

The Consolidated Entity has adopted AASB 8 *Operating Segments* and AASB 2008-3 *Amendments to Australian Accounting Standards arising from AASB 8* with effect from 1 January 2009. AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. In contrast, the predecessor Standard (AASB 114 *Segment Reporting*) required an entity to identify two sets of segments (business and geographical), using a risks and rewards approach, with the entity's 'system of internal financial reporting to key management personnel' serving only as the starting point for the identification of such segments.

Following the adoption of AASB 8, the identification of the Consolidated Entity's reporting segments remain consistent with prior periods, with management allocating resources to segments on a geographical basis. The only change to the prior period is the inclusion of a 'corporate' segment which captures all head office and administrative income, expenses and assets.

Information regarding these segments is presented below. Amounts reported for the prior period have been restated to conform to the requirements of AASB 8. The accounting policies of the reportable segments are the same as those of the Consolidated Entity.

The following is an analysis of the Consolidated Entity's assets by reportable operating segment:

	30 June 2009 $	31 December 2008 $
Australia	40 715	7 000
Canada	747 102	726 996
China	-	3 126 381
Senegal	13 372 390	13 703 529
USA	6 266 345	7 940 136
Corporate	16 537 915	6 709 006
Total assets	**36 964 467**	**32 213 048**

FIRST AUSTRALIAN RESOURCES LIMITED
Notes to the Financial Statements
For the half-year ended 30 June 2009

2. Segment Information (cont.)

The following is an analysis of the Consolidated Entity's revenue and results by reportable operating segment for the periods under review:

	Revenue		Segment Profit	
	30 June 2009 $	**30 June 2008 $**	**30 June 2009 $**	**30 June 2008 $**
Australia	-	-	-	(51 061)
Canada	-	-	-	(352)
China	-	-	4 033 169	(1 844 434)
Senegal	-	-	3 697 313	-
USA	696 629	1 442 387	(263 988)	(433 695)
Corporate	92 053	182 599	(2 875 448)	(1 217 473)
Consolidated segment revenue and profit before tax for the period	788 682	1 624 986	4 591 046	(3 547 015)
Income tax expense			-	-
Consolidated segment revenue and profit after tax for the period	**788 682**	**1 624 986**	**4 591 046**	**(3 547 015)**

The revenue reported above represents revenue generated from external customers. There were no intersegment sales during the period.

3. Revenue

	Half-year ended	
	30 June 2009 $	**30 June 2008 $**
Oil & gas sales revenue	695 564	1 437 686
Interest revenue	90 062	186 300
Other revenue	3 056	1 000
	788 682	**1 624 986**

4. Other income

	Half-year ended	
	30 June 2009 $	**30 June 2008 $**
Gain on sale of oil and gas interests (i)	4 033 169	-
Senegal farm-in option agreement	3 697 313	-
Rebate under R&D tax concession scheme	217 247	-
	7 947 729	-

(i) During the period, the Consolidated Entity completed the sale of its interest in the Beibu Gulf Block 22-12 Joint Venture. The total consideration for the sale is US$8,000,000, payable in three tranches on satisfaction of certain conditions precedent. In calculating the gain on sale in the period, only US$5,000,000 of the sales proceeds have been recognised as, in the opinion of the directors, satisfaction of the conditions precedent in the final tranche payment remains uncertain at this point in time.

5. Trade and other receivables

	30 June 2009 $	31 December 2008 $
Current:		
Trade receivables	162 922	353 759
Interest receivable	27 660	41 405
Other receivables	8 758 774	525 583
Less: allowance for doubtful debts	(495 246)	(495 246)
	8 454 110	**425 501**

Included in other receivables is US$3,483,285 in respect of amounts due under the Senegal farm-in option agreement and US$3,000,000 in respect of the second tranche payment of proceeds from the sale of the Consolidated Entity's interest in the Beibu Gulf Block 22-12 Joint Venture which is due upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds. As disclosed in note 4 above, the third tranche payment of US$3,000,000 has not been brought to account at balance date.

Other receivables include amounts totalling $495,246 (2008: $495,246) which were past due at balance date. These amounts have been provided against in full.

6. Borrowings

	30 June 2009 $	31 December 2008 $
Current:		
Secured loans – loan facility	-	541 282
Unsecured loans – convertible notes	2 604 720	5 390 000
	2 604 720	**5 931 282**

6,638,033 15% convertible notes were issued in February 2009 at an issue price of $0.45 per note. Each note carries a coupon rate of 15 percent payable quarterly in arrears and is convertible into 10 ordinary shares on or before 31 January 2012 by payment of 4.5 cents per share. The convertible notes are quoted on the ASX. Unconverted notes mature at 45 cents on 31 January 2012.

The financial liability component has been calculated by discounting the face value of the convertible notes together with the interest payable thereon over the maturity period, followed by an allocation of the debt issue costs between the debt and equity components on a pro-rata basis. The discount rate used is 17.5%, representing the directors' estimate of the interest rate applicable to a debt instrument issued under similar terms with a similar maturity period. The unwinding of the discount is charged to the income statement as an accretion expense within finance costs.

The convertible notes have been classified as a current liability as the holders have the right to convert the notes to equity at any point prior to 31 January 2012. Any unconverted notes will not be repaid until 31 January 2012. At balance date 6,602,589 notes remained unconverted.

The convertible notes outstanding at 31 December 2008 matured on 31 January 2009 and were repaid in full.

7. Issue of equity securities

In January 2009, the Company issued 28,850,000 ordinary shares at an issue price of 2.6 cents per share, raising funds of $750,100 before costs.

In February 2009, the Company issued 6,638,033 15% convertible notes at an issue price of $0.45 per note, raising $2,987,115 before costs. Each convertible note is convertible into 10 ordinary shares on or before 31 January 2012 by payment of 4.5 cents per share.

On 31 March 2009, 21,000 convertible notes were converted into 210,000 ordinary shares.

In April 2009, the Company issued 70,000,000 ordinary shares at an issue price of 5 cents per share, raising funds of $3,500,000 before costs.

On 30 June 2009, 14,444 convertible notes were converted into 144,440 ordinary shares.

During the period, the Company issued 14,000,000 unlisted options in lieu of consultancy fees. The options are exercisable at 5 cents on or before 30 June 2012. Option pricing models adopted by the Company for accounting purposes have valued these options at $294,000. The financial effect of this event has been recognised in the current period. At the date of this report, 12,000,000 of these options have been exercised.

During the period, the Company issued 7,800,000 unlisted incentive options to a director and an executive. The options are exercisable at 7 cents on or before 30 June 2012. Option pricing models adopted by the Company for accounting purposes have valued these options at $397,000. The financial effect of this event has been recognised in the current period. At the date of this report, none of these options have been exercised.

8. Disposal of subsidiary

On 15 April 2009 the Consolidated Entity disposed of Oil Australia Pty Ltd, a 100% owned subsidiary. Oil Australia Pty Ltd held the Consolidated Entity's 5% interest in the Beibu Gulf Block 22-12 Joint Venture, offshore China.

The sale proceeds of US$8 million are receivable in three tranches, contingent on the following conditions:

1. US$2 million was received during April 2009.
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

In calculating the gain on disposal in the period, only US$5,000,000 of the sales proceeds have been recognised as, in the opinion of the directors, satisfaction of the conditions precedent in the final tranche payment remains uncertain at this point in time.

The profit for the period to 15 April 2009 recognised by Oil Australia Pty Ltd was nil.

The net assets of Oil Australia Pty Ltd at the date of disposal were as follows:

	15 April 2009 $
Net assets disposed of	2 975 441
Gain on disposal	4 033 169
Consideration recognised	7 008 610
Satisfied by cash, and net cash inflow arising on disposal	2 872 389

9. Contingencies and commitments

At balance date, the third tranche proceeds of US$3 million in respect of the sale of Oil Australia Pty Ltd have not been brought to account, as receipt is contingent upon certain conditions precedent being met. In the opinion of the directors, satisfaction of the conditions precedent remains uncertain at this point in time.

During the period the Parent Company was released from an agreement to provide a guarantee of $17,000 in respect of the rent of office premises. This guarantee was supported by a security deposit of $26,618.

There have been no other changes to the contingent assets and contingent liabilities reported in the annual financial report for the year ended 31 December 2008.

10. Subsequent events

Subsequent to the period end, 12,000,000 options expiring on or before 30 June 2012 were exercised and converted into ordinary shares at an issue price of 5 cents per share, raising $600,000 before costs.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.